FILE No.
82-3874

MANSON CREEK
RESOURCES LTD.
SUITE 500, 926 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

SEC MAIL RECEIVED PROCESSING
OCT 10 2006
WASH. D.C. 213 SECTION

September 28, 2006

06017520

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated September 28, 2006

Please find enclosed 3 copies of the news release listed above.

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

Yours very truly,

MANSON CREEK RESOURCES LTD.

B O'Neill

BARBARA O'NEILL

dlw 10/18

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **SEPTEMBER 28, 2006**

News Release: 06-17 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

MANSON CREEK RESOURCES LTD. IDENTIFIES FIVE DISTINCT MINERALIZED ZONES ON GILLMAN – SILVER DOLLAR PROPERTY

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide additional sample results for the Gillman – Silver Dollar property, located 45 kilometers southeast of Revelstoke, British Columbia.

Manson Creek has identified five distinct precious and base metal zones, (Silver Dollar, Hillside, North Zone, Gillman, and Homestead – see Map 1), on the 1,179 hectare property. The five zones, each comprised of a number of mineralized showings, occur within a several hundred meter wide zone of locally sheared and silicified metasedimentary rocks paralleling the prominent Camborne Fault. This regionally extensive structure hosts over 86 precious and base metal occurrences.

Silver Dollar Zone

The Silver Dollar Zone is comprised of at least two quartz veins ranging from 0.2 meters (m) to over 3.0 m in width. The zone, located in an area of extensive overburden, is intermittently exposed over a stratigraphic interval of 20 m and a strike length of 280 m.

Historical development work on the Silver Dollar Zone includes two production adits, and the completion of the North, South and Alpine trenches. These workings accessed a fault controlled quartz – sulphide zone up to 3.0 m wide. This zone includes both massive and stockwork quartz veins up to 2.6 m in width and a footwall massive sulphide zone with widths from 0.20 m to 0.40 m.

A continuous 2.0 m chip sample, collected from the north end of the Upper Adit returned 0.12 grams/tonne (g/t) gold and 11.5 g/t silver with minor base metals. A 0.20 m width of the footwall massive sulphides assayed 1.74 g/t gold, 1,265 g/t silver, 17.40% lead, 21.50% zinc and 0.58% copper. The south end of the adit was not sampled due to high water.

Three grab samples collected from the Alpine and South trenches returned significant silver and gold values, (Table 1), confirming reported results from the July 2006 sampling program.

Hillside Zone

The Hillside Zone, a quartz stockwork with peripheral disseminated sulphides, is located 275 m north-northwest of the Silver Dollar Zone but at a significantly higher stratigraphic level. The main Hillside showing returned a weighted average of 0.20 g/t gold, 29.35 g/t silver, 1.01% lead, 0.54% zinc and 0.01% copper over 3.1 m. A grab sample collected from a quartz vein immediately to the north, and along strike from the main showing returned an assay of 2.05 g/t gold, 852 g/t silver, 17.6% lead, 2.96% zinc and 0.26% copper.

North Zone

The North Zone includes the Allison showing, initially examined in May 2006 and the Wheelbarrow adit. In August, one grab sample was collected from semi-massive sulphides located at the south end of the Wheelbarrow adit with a second sample taken from semi massive sulphide located at the north end of the adit. The southern sample assayed 25.2 g/t gold, 73.1 g/t silver, 0.70% lead, 0.02% zinc and 0.01% copper. The northern sample assayed 5.96 g/t gold, 21.4 g/t silver, 0.29% lead, 0.26% zinc and 0.01% copper.

Gillman Zone

The high grade Gillman mineral occurrence is a 0.3 to 3.0 m wide quartz vein partially exposed over 80 m before it is obscured by the abundant surface cover in the area. The Gillman vein is sub-parallel to the Camborne fault zone. Sampling by Manson Creek in 2006 includes a 2.0 m continuous chip sample which returned 4.15 g/t gold, 10.6 g/t silver, and anomalous base metal values. A grab sample of the vein 80 m to the south of the aforementioned sample assayed 13.15 g/t gold, 43.70 g/t silver, 1.19% lead, and 0.86% zinc (September 7, 2006 News Release).

Homestead Zone

The Homestead mineral occurrence is located 2.1 kilometers north of the Gillman Zone and is comprised of a series of well-defined quartz veins ranging form 1.0 to 2.4 m wide. Manson Creek sampling in August assayed anomalous silver and gold values.

Table 1: August Sampling

Sample No.	Gold Grams per Tonne (Au g/t)	Silver Grams per Tonne (Ag g/t)	Lead % (Pb)	Zinc % (Zn)	Copper % (Cu)	Sample Type and Description
315417 Alpine Trench	2.63	40.4	0.14	0.18	0.03	Grab sample of mineralized quartz vein
315418 Alpine Trench	0.53	6.10	0.07	0.02	<0.01	Grab sample of 2.5 m wide mineralized quartz vein
315419 South Trench	2.01	187.00	0.72	0.16	0.035	Grab sample of 0.30 m massive sulphide lens within 3 m zone of silicification
315420 North Face Upper Silver Dollar Adit	0.12	11.50	0.08	0.08	0.01	2.0 m continuous chip across silicified zone in footwall of Camborne fault
315421 North Face Upper Silver Dollar Adit	1.74	1,265.00	17.40	21.50	0.58	0.20 m chip of massive sulphide zone in footwall immediately adjacent to Camborne fault
315422 Hillside Area	0.08	1.90	0.01	0.02	<0.01	Grab sample of trenched quartz vein north of Hillside Main showing

Sample No.	Gold Grams per Tonne (Au g/t)	Silver Grams per Tonne (Ag g/t)	Lead % (Pb)	Zinc % (Zn)	Copper % (Cu)	Sample Type and Description
315423 Hillside Area	2.05	852.00	17.60	2.96	0.26	Grab sample of 2 m wide silicified zone immediately north of Hillside Main
315424 Hillside Main	0.11	4.60	0.04	0.01	<0.01	1.5 m continuous chip sample of 3.1 m silicified zone
315425 Hillside Main	0.29	37.60	2.16	1.35	0.02	1.2 m continuous chip sample of 3.1 m silicified zone
315426 Hillside Main	0.25	97.40	1.20	0.11	0.04	0.40 m continuous chip sample of 3.1 m silicified zone
Hillside Main zone weighted average	**0.20**	**29.35**	**1.01**	**0.54**	**0.01**	**Weighted average of Hillside Main continuous samples for 3.1 m zone**
315428 Wheel Barrow adit	5.96	21.40	0.29	0.26	0.01	Grab Sample of Semi Massive sulphides in Footwall of Fault in south end of adit
315452 Wheel Barrow Adit	25.20	73.10	0.70	0.02	0.01	Grab Sample of Semi Massive sulphides in Footwall of Fault in north end of adit

Manson Creek's objective is to advance the property to the drill ready stage for the 2007 field season.

All assay work was performed by ICP at Eco-Tech Laboratory of Kamloops, with gold done using standard fire assay methods. All samples sent to the lab are sealed with security tags for delivery to Eco Tech.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.



MAP 1
North Zone
GAMBORNE FAULT
GILLMAN -
SILVER DOLLAR
CLAIMS
Homestead
Hillside
Gillman
Silver Dollar
N
S
E
W
459000 mE
462000 mE
5624000 mN
5621000 mN
MANSON CREEK RESOURCES LTD
LOCATION MAP
MINERALIZED ZONES
GILLMAN - SILVER DOLLAR
CLAIM BLOCK
Author:
0
250
1000

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE — SEPTEMBER 28, 2006

News Release: 06-17 — Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

MANSON CREEK RESOURCES LTD. IDENTIFIES FIVE DISTINCT MINERALIZED ZONES ON GILLMAN – SILVER DOLLAR PROPERTY

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide additional sample results for the Gillman – Silver Dollar property, located 45 kilometers southeast of Revelstoke, British Columbia.

Manson Creek has identified five distinct precious and base metal zones, (Silver Dollar, Hillside, North Zone, Gillman, and Homestead – see Map 1), on the 1,179 hectare property. The five zones, each comprised of a number of mineralized showings, occur within a several hundred meter wide zone of locally sheared and silicified metasedimentary rocks paralleling the prominent Camborne Fault. This regionally extensive structure hosts over 86 precious and base metal occurrences.

Silver Dollar Zone

The Silver Dollar Zone is comprised of at least two quartz veins ranging from 0.2 meters (m) to over 3.0 m in width. The zone, located in an area of extensive overburden, is intermittently exposed over a stratigraphic interval of 20 m and a strike length of 280 m.

Historical development work on the Silver Dollar Zone includes two production adits, and the completion of the North, South and Alpine trenches. These workings accessed a fault controlled quartz – sulphide zone up to 3.0 m wide. This zone includes both massive and stockwork quartz veins up to 2.6 m in width and a footwall massive sulphide zone with widths from 0.20 m to 0.40 m.

A continuous 2.0 m chip sample, collected from the north end of the Upper Adit returned 0.12 grams/tonne (g/t) gold and 11.5 g/t silver with minor base metals. A 0.20 m width of the footwall massive sulphides assayed 1.74 g/t gold, 1,265 g/t silver, 17.40% lead, 21.50% zinc and 0.58% copper. The south end of the adit was not sampled due to high water.

Three grab samples collected from the Alpine and South trenches returned significant silver and gold values, (Table 1), confirming reported results from the July 2006 sampling program.

Hillside Zone

The Hillside Zone, a quartz stockwork with peripheral disseminated sulphides, is located 275 m north-northwest of the Silver Dollar Zone but at a significantly higher stratigraphic level. The main Hillside showing returned a weighted average of 0.20 g/t gold, 29.35 g/t silver, 1.01% lead, 0.54% zinc and 0.01% copper over 3.1 m. A grab sample collected from a quartz vein immediately to the north, and along strike from the main showing returned an assay of 2.05 g/t gold, 852 g/t silver, 17.6% lead, 2.96% zinc and 0.26% copper.

North Zone

The North Zone includes the Allison showing, initially examined in May 2006 and the Wheelbarrow adit. In August, one grab sample was collected from semi-massive sulphides located at the south end of the Wheelbarrow adit with a second sample taken from semi massive sulphide located at the north end of the adit. The southern sample assayed 25.2 g/t gold, 73.1 g/t silver, 0.70% lead, 0.02% zinc and 0.01% copper. The northern sample assayed 5.96 g/t gold, 21.4 g/t silver, 0.29% lead, 0.26% zinc and 0.01% copper.

Gillman Zone

The high grade Gillman mineral occurrence is a 0.3 to 3.0 m wide quartz vein partially exposed over 80 m before it is obscured by the abundant surface cover in the area. The Gillman vein is sub-parallel to the Camborne fault zone. Sampling by Manson Creek in 2006 includes a 2.0 m continuous chip sample which returned 4.15 g/t gold, 10.6 g/t silver, and anomalous base metal values. A grab sample of the vein 80 m to the south of the aforementioned sample assayed 13.15 g/t gold, 43.70 g/t silver, 1.19% lead, and 0.86% zinc (September 7, 2006 News Release).

Homestead Zone

The Homestead mineral occurrence is located 2.1 kilometers north of the Gillman Zone and is comprised of a series of well-defined quartz veins ranging form 1.0 to 2.4 m wide. Manson Creek sampling in August assayed anomalous silver and gold values.

Table 1: August Sampling

Sample No.	Gold Grams per Tonne (Au g/t)	Silver Grams per Tonne (Ag g/t)	Lead % (Pb)	Zinc % (Zn)	Copper % (Cu)	Sample Type and Description
315417 Alpine Trench	2.63	40.4	0.14	0.18	0.03	Grab sample of mineralized quartz vein
315418 Alpine Trench	0.53	6.10	0.07	0.02	<0.01	Grab sample of 2.5 m wide mineralized quartz vein
315419 South Trench	2.01	187.00	0.72	0.16	0.035	Grab sample of 0.30 m massive sulphide lens within 3 m zone of silicification
315420 North Face Upper Silver Dollar Adit	0.12	11.50	0.08	0.08	0.01	2.0 m continuous chip across silicified zone in footwall of Camborne fault
315421 North Face Upper Silver Dollar Adit	1.74	1,265.00	17.40	21.50	0.58	0.20 m chip of massive sulphide zone in footwall immediately adjacent to Camborne fault
315422 Hillside Area	0.08	1.90	0.01	0.02	<0.01	Grab sample of trenched quartz vein north of Hillside Main showing

Sample No.	Gold Grams per Tonne (Au g/t)	Silver Grams per Tonne (Ag g/t)	Lead % (Pb)	Zinc % (Zn)	Copper % (Cu)	Sample Type and Description
315423 Hillside Area	2.05	852.00	17.60	2.96	0.26	Grab sample of 2 m wide silicified zone immediately north of Hillside Main
315424 Hillside Main	0.11	4.60	0.04	0.01	<0.01	1.5 m continuous chip sample of 3.1 m silicified zone
315425 Hillside Main	0.29	37.60	2.16	1.35	0.02	1.2 m continuous chip sample of 3.1 m silicified zone
315426 Hillside Main	0.25	97.40	1.20	0.11	0.04	0.40 m continuous chip sample of 3.1 m silicified zone
Hillside Main zone weighted average	**0.20**	**29.35**	**1.01**	**0.54**	**0.01**	**Weighted average of Hillside Main continuous samples for 3.1 m zone**
315428 Wheel Barrow adit	5.96	21.40	0.29	0.26	0.01	Grab Sample of Semi Massive sulphides in Footwall of Fault in south end of adit
315452 Wheel Barrow Adit	25.20	73.10	0.70	0.02	0.01	Grab Sample of Semi Massive sulphides in Footwall of Fault in north end of adit

Manson Creek's objective is to advance the property to the drill ready stage for the 2007 field season.

All assay work was performed by ICP at Eco Tech Laboratory of Kamloops, with gold done using standard fire assay methods. All samples sent to the lab are sealed with security tags for delivery to Eco Tech.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.


MAP 1
459000 mE
462000 mE
N
W
E
S
North Zone
GAMBORNE FAULT
GILLMAN -
SILVER DOLLAR
CLAIMS
5624000 mN
Homestead
Hillside
Gillman
Silver Dollar
5621000 mN
MANSON CREEK RESOURCES LTD
LOCATION MAP
MINERALIZED ZONES
GILLMAN - SILVER DOLLAR
CLAIM BLOCK
Author:
Drawing:
0
1000

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **SEPTEMBER 28, 2006**

News Release: 06-17

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

MANSON CREEK RESOURCES LTD. IDENTIFIES FIVE DISTINCT MINERALIZED ZONES ON GILLMAN – SILVER DOLLAR PROPERTY

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide additional sample results for the Gillman – Silver Dollar property, located 45 kilometers southeast of Revelstoke, British Columbia.

Manson Creek has identified five distinct precious and base metal zones, (Silver Dollar, Hillside, North Zone, Gillman, and Homestead – see Map 1), on the 1,179 hectare property. The five zones, each comprised of a number of mineralized showings, occur within a several hundred meter wide zone of locally sheared and silicified metasedimentary rocks paralleling the prominent Camborne Fault. This regionally extensive structure hosts over 86 precious and base metal occurrences.

Silver Dollar Zone

The Silver Dollar Zone is comprised of at least two quartz veins ranging from 0.2 meters (m) to over 3.0 m in width. The zone, located in an area of extensive overburden, is intermittently exposed over a stratigraphic interval of 20 m and a strike length of 280 m.

Historical development work on the Silver Dollar Zone includes two production adits, and the completion of the North, South and Alpine trenches. These workings accessed a fault controlled quartz – sulphide zone up to 3.0 m wide. This zone includes both massive and stockwork quartz veins up to 2.6 m in width and a footwall massive sulphide zone with widths from 0.20 m to 0.40 m.

A continuous 2.0 m chip sample, collected from the north end of the Upper Adit returned 0.12 grams/tonne (g/t) gold and 11.5 g/t silver with minor base metals. A 0.20 m width of the footwall massive sulphides assayed 1.74 g/t gold, 1,265 g/t silver, 17.40% lead, 21.50% zinc and 0.58% copper. The south end of the adit was not sampled due to high water.

Three grab samples collected from the Alpine and South trenches returned significant silver and gold values, (Table 1), confirming reported results from the July 2006 sampling program.

Hillside Zone

The Hillside Zone, a quartz stockwork with peripheral disseminated sulphides, is located 275 m north-northwest of the Silver Dollar Zone but at a significantly higher stratigraphic level. The main Hillside showing returned a weighted average of 0.20 g/t gold, 29.35 g/t silver, 1.01% lead, 0.54% zinc and 0.01% copper over 3.1 m. A grab sample collected from a quartz vein immediately to the north, and along strike from the main showing returned an assay of 2.05 g/t gold, 852 g/t silver, 17.6% lead, 2.96% zinc and 0.26% copper.

North Zone

The North Zone includes the Allison showing, initially examined in May 2006 and the Wheelbarrow adit. In August, one grab sample was collected from semi-massive sulphides located at the south end of the Wheelbarrow adit with a second sample taken from semi massive sulphide located at the north end of the adit. The southern sample assayed 25.2 g/t gold, 73.1 g/t silver, 0.70% lead, 0.02% zinc and 0.01% copper. The northern sample assayed 5.96 g/t gold, 21.4 g/t silver, 0.29% lead, 0.26% zinc and 0.01% copper.

Gillman Zone

The high grade Gillman mineral occurrence is a 0.3 to 3.0 m wide quartz vein partially exposed over 80 m before it is obscured by the abundant surface cover in the area. The Gillman vein is sub-parallel to the Camborne fault zone. Sampling by Manson Creek in 2006 includes a 2.0 m continuous chip sample which returned 4.15 g/t gold, 10.6 g/t silver, and anomalous base metal values. A grab sample of the vein 80 m to the south of the aforementioned sample assayed 13.15 g/t gold, 43.70 g/t silver, 1.19% lead, and 0.86% zinc (September 7, 2006 News Release).

Homestead Zone

The Homestead mineral occurrence is located 2.1 kilometers north of the Gillman Zone and is comprised of a series of well-defined quartz veins ranging form 1.0 to 2.4 m wide. Manson Creek sampling in August assayed anomalous silver and gold values.

Table 1: August Sampling

Sample No.	Gold Grams per Tonne (Au g/t)	Silver Grams per Tonne (Ag g/t)	Lead % (Pb)	Zinc % (Zn)	Copper % (Cu)	Sample Type and Description
315417 Alpine Trench	2.63	40.4	0.14	0.18	0.03	Grab sample of mineralized quartz vein
315418 Alpine Trench	0.53	6.10	0.07	0.02	<0.01	Grab sample of 2.5 m wide mineralized quartz vein
315419 South Trench	2.01	187.00	0.72	0.16	0.035	Grab sample of 0.30 m massive sulphide lens within 3 m zone of silicification
315420 North Face Upper Silver Dollar Adit	0.12	11.50	0.08	0.08	0.01	2.0 m continuous chip across silicified zone in footwall of Camborne fault
315421 North Face Upper Silver Dollar Adit	1.74	1,265.00	17.40	21.50	0.58	0.20 m chip of massive sulphide zone in footwall immediately adjacent to Camborne fault
315422 Hillside Area	0.08	1.90	0.01	0.02	<0.01	Grab sample of trenched quartz vein north of Hillside Main showing

Sample No.	Gold Grams per Tonne (Au g/t)	Silver Grams per Tonne (Ag g/t)	Lead % (Pb)	Zinc % (Zn)	Copper % (Cu)	Sample Type and Description
315423 Hillside Area	2.05	852.00	17.60	2.96	0.26	Grab sample of 2 m wide silicified zone immediately north of Hillside Main
315424 Hillside Main	0.11	4.60	0.04	0.01	<0.01	1.5 m continuous chip sample of 3.1 m silicified zone
315425 Hillside Main	0.29	37.60	2.16	1.35	0.02	1.2 m continuous chip sample of 3.1 m silicified zone
315426 Hillside Main	0.25	97.40	1.20	0.11	0.04	0.40 m continuous chip sample of 3.1 m silicified zone
Hillside Main zone weighted average	**0.20**	**29.35**	**1.01**	**0.54**	**0.01**	**Weighted average of Hillside Main continuous samples for 3.1 m zone**
315428 Wheel Barrow adit	5.96	21.40	0.29	0.26	0.01	Grab Sample of Semi Massive sulphides in Footwall of Fault in south end of adit
315452 Wheel Barrow Adit	25.20	73.10	0.70	0.02	0.01	Grab Sample of Semi Massive sulphides in Footwall of Fault in north end of adit

Manson Creek's objective is to advance the property to the drill ready stage for the 2007 field season.

All assay work was performed by ICP at Eco Tech Laboratory of Kamloops, with gold done using standard fire assay methods. All samples sent to the lab are sealed with security tags for delivery to Eco Tech.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director


MAP 1
459000 mE
462000 mE
N
W
E
S
North Zone
GILLMAN -
SILVER DOLLAR
CLAIMS
CAMBORNE FAULT
5624000 mN
Homestead
Hillside
Gillman
Silver Dollar
5621000 mN
MANSON CREEK RESOURCES LTD
LOCATION MAP
MINERALIZED ZONES
GILLMAN - SILVER DOLLAR
CLAIM BLOCK
Author:
Office: earth
Drawing:
1000
metres